Filed by IntercontinentalExchange, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company:
CBOT Holdings, Inc.
(Commission File No. 001- 32650)
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Transcript of Meeting with CBOT Holdings, Inc. Shareholders on May 31, 2007
Johnathan Short, Senior Vice President and General Counsel
Good afternoon and welcome. I’m Johnathan Short, Senior Vice President and General Counsel of IntercontinentalExchange, and on behalf of the company, we would like to welcome you here today. Before we get started with the main program, I have a brief legal statement that I need to read about management’s presentation here today, the details of which can be found on pages 2 through 3 in the slide materials that will be available after the program.
Please be aware that management’s comments here today may contain forward-looking statements. These statements represent our best judgment and are subject to various risks, assumptions and uncertainties as outlined in the company’s filings with the Securities Exchange Commission. Actual results may differ from those that are expressed in any forward-looking statement. And with that I would like to introduce Jeff Sprecher, the Chairman and Chief Executive Officer of IntercontinentalExchange.
Jeffrey Sprecher, Chairman And Chief Executive Officer
Well, great. Good afternoon. I would like to thank you all for joining us here to discuss our proposal to merge with the Chicago Board of Trade. We are quite honored to be here and we appreciate your interest in learning more about ICE and our proposal that we submitted to your Board of Directors on March 15th. I want to first introduce some members of the ICE management team and my Board of Directors that have taken time to join us here today. And if I could ask my colleagues to stand up, it is our intent after our prepared remarks and taking your questions that we break into an informal reception and I wanted to have a lot of my colleagues here to help answer questions and that you could approach directly. So I would like them to identify themselves.
Starting with my Board, here today, we have Judy Sprieser. Actually Judy is a resident of Chicago. She was the former CFO of Sara Lee, is on the board of ICE, is also on the board of Allstate Insurance and some global companies called the Reckitt and Royal Ahold. Also with me is Vince Tese. Some of you may know Vince. He started his career at a company called Sinclair Group that I believe traded gold, and on the mid-M [ph]. Vince is on the board of ICE, he’s on the board of Bowne & Co., Cablevision, Bear Stearns and the Gabelli Funds.
Fred Salerno is our lead independent director who has joined us today. Fred was the CFO and Vice Chairman of Verizon. He is on the Board of Viacom, which you all know as MTV. CBS Television, Con Edison is the New York Utility and a bank that actually has a big branch here called Bank of Popular. Doc Sandor is on our Board and he joins us today. Many of you know him. Doc is one of the people instrumental in starting your 10-year Treasury contract. Doc, as many of you know, is the Founder and Chairman of the Chicago Climate Exchange, The European Climate Exchange, and is on the Board of the American Electric Power, one of our largest electric utilities.
With my management today, I have got a group of people, most are in the front that I would like you to know. Kelly Loeffler is our Head of Investor Relations and Corporate Communications and she is the one that a lot of you get routed to when you call. You met Johnathan Short, our General Counsel. Dave Goone is here in Chicago. Dave is our Chief Strategic Officer. Chuck Vice is our President and Chief Operating Officer. Scott Hill is ICE’s Chief Financial Officer. Edwin Marcial is ICE’s Chief Technology Officer. Richard Spencer is our Vice Chairman, former Chief Financial Officer. And Tom Farley is the President and Chief Operating Officer of the New York Board of Trade. Also, we have a number of my colleagues from ICE’s Chicago office that some of you may know starting with John Harding, who worked with Doc Sandor and actually wrote the 10-year
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Treasury contract when he was the Head of Research at the Board of Trade. Raj Chopra is here. Bud Hum, Chuck Mackie and Barbara Richards.
So, I hope that you will take the opportunity following this at the reception to say hello to my colleagues and I would encourage you to please come up introduce yourself and give us your ideas, your questions and your concerns. I m here today to speak to you honestly, candidly and directly. You deserve to be talked to with straight information, accurate information and you have the right to consider the merger evaluation that reflects the quality of the company that you own. Most importantly, we re not here to educate you about a business that you already understand. We want to listen to you and we want to respond to your questions. With that, I want to keep my prepared remarks as brief as I can.
Over the last couple of months, a lot has been said about our company and our intentions, and a great deal of which has been factually inaccurate, And I want to set the record straight and I want to provide you with the facts that you can draw your own conclusions about the future opportunities at the Chicago Board of Trade. We believe that once you know the facts about ICE and learn more about us, you will understand and while we became a global leader in the commodities and derivative space in less than a decade and why we are the fastest growing derivatives marketplace by virtually any measure and why an ICE/CBOT combination would provide the greatest opportunity for growth, innovation, trading opportunity and shareholder value creation. We have put the superior offer before you. We have complete confidence in our proposal in our ability to achieve the integration, the synergies and the growth that’s required to make it a success. We have successfully completed three exchange acquisitions and we have rapidly integrated their operation into our organization and into our marketplace. So we speak to you with some experience.
Before I review our proposal, I would like to share a story about the board of trade that forms the respect and appreciation that I have for your organization today. About a decade ago when I was starting ICE, I turned to the Chicago Board of Trade and I asked you for help. It was in the mid-90s and naturally the Chicago Board of Trade came to mind when I was thinking of major market operators. I was able to learn from some very knowledgeable individuals at the Both of Trade who helped me start in this business and in fact you see John Harding and Doc Sandor are part of the ICE organization today. From them I learned about the history of the Board of Trade and the extraordinary trading instruments that you invented.
Now, fast-forward 10 years. Today the Board of Trade is being prepared to be gutted [ph] by its cross-town rival and I believe we have a superior alternative. By combining our two organizations I believe we would have the opportunity to unleash the same innovation, dedication and leadership that built the Board of Trade into a global leader over the last century. I believe that growth comes from innovation in futures and over the — contract design across commodity and financial instruments and through clearing and credit immigration, but most importantly by serving customers.
So let me turn to the terms of our proposal. As you can see us of the close of the business yesterday, ICE’s proposals stands at a 14% premium to the revised CME merger agreement. This translates into an implied price of $211 per share or $5.8 million proceed if you exclude the CBOE exercise rate.
As announced yesterday, we have negotiated a creative, constructive and valuable resolution to the CBOE exercise right litigation, which include immediate consideration of $500,000 per full member which equates to another $18 a share for a total of $229 a share. Finally, our offer proposes that the Board of Trade shareholders would own more than 51% of the combined company that we would keep the Chicago Board of Trade exchange name that we would stay headquartered in Chicago and that we would move forward with a vibrant set of growth opportunities as together we write the next chapter in the Board of Trade’s history.
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The ICE proposal is strong and it has been carefully considered. It offers many benefits to the members, the shareholders, the employees and the global trading community. It provides the opportunity for members to have a voice in the destiny of the CBOT. It reinvigorates your exchange that has 160-year history of being reinvented. We have complete confidence in our ability to execute and integrate our complimentary businesses, so let’s move on with that discussion.
There are many benefits to our combination and there s too many to list here, but these benefits are real and they are sustainable and they offer superior strategic opportunities. Cheap among the benefits are the economic value for shareholders, which I will illustrate on the next slide as well as our solution to unlock the value of the CBOE exercise rights. Among the long-term strategic opportunities created by our proposal is the ability to serve the over-the-counter markets. ICE is the only commodity exchange to have significantly addressed the over-the-counter market opportunities. In fact, we began as an OTC marketplace, and we played an important role in transforming these markets offering transparency and clearing where they previously did not exist.
In addition, we believe in ICE Board of Trade merger carry significantly less regulatory risks than the other alternative, both initially and on an ongoing basis. And perhaps more importantly ICE is a faster growing company with a stronger currency and a successful track record of acquisition and integration.
Since March 15, ICE has unlocked significant upside for the members and shareholders by recognizing the value of the Board of Trade beyond what your Board and the CME have claimed. We presented a strong and constructive offer, and we have not tried to short change the Board of Trade shareholders. We publicly identified and shared the synergies, and we had been thoughtful about how we bring these two companies together.
Today, an ICE deal would bring an additional $1.4 billion to the members for a total of $11.2 billion valuation compared to a $9.8 billion valuation under the current CME agreement. When you include the CBOE consideration, the premium to the full members relative to the CME’s offered as of yesterday is 24% or $1.2 million per seat.
I am particularly pleased to discuss the agreement that we just announced yesterday with CBOE. ICE has entered into an exclusive agreement with the CBOE, which if the ICE Board of Trade transaction is consummated will resolve the long-standing issues that relate to exercise rights. This agreement is an example of how we work. We seek to be constructive and creative and fair. The settlement agreement not only give those of you who are full members, the ability to realize value for your exercise right, but it allows you to participate in the pre-IPO shares of the CBOE. It ends a distracting costly and time-consuming litigation that shadowed the CBOT for so long. And importantly, it eliminates the artificial lock-up on the full members who wanted to maintain the exercise rights. The CBOE will now be able to pursue its demutualization.
A key element for ICE is that the agreement with the CBOE creates value for ICE shareholders above and beyond the CBOT merger. To that end that we have entered into an agreement in principle for a broad commercial partnership that includes technology and product development and access to the distribution capabilities of each of our exchanges.
I would like to take a step back from the discussion of the transaction to give a bit of background on my company. I started ICE together with my colleagues and we put our hearts and our minds into building a company that is capitalized on the significant changes that are occurring in the derivatives industry. I purchased their Continental Power Exchange in 1997 with my own funds, and I saw an opportunity that the big exchanges were not addressing and I set out to build a truly modern company. As a power plant developer, I was looking for a better way to sell natural gas, and buy power and sell power for our power plants.
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Through research and technology development, and after about 200 visits to electric power companies across the United States to solicit their advice, we succeeded in building a successful over-the-counter exchange. We followed up on our success in OTC markets with the acquisition of the London-based International Petroleum Exchange in 2001. Today, about half the world’s crude oil features trade on the ICE platform. We then used our access to the clearinghouse to develop the concept of clearing over-the-counter swabs and derivatives, which have transformed the energy markets. In January, we acquired the NYBOT, which provided us with the US regulated exchange, and entry into the agricultural and financial futures markets along with clearing capabilities. Repeatedly, we have successfully taken on larger, better-capitalized competitors and we have outmaneuvered them in the area of technology and in innovation. We have grown our business in futures and over-the-counter faster than larger competitors who have had great resources and longer history, and we are early in our history as an exchange and we are already a proven leader.
As you can see, over the last few years, the growth in our business has been outstanding, surpassing the already rapid rates of the industry’s growth. ICE has consistently looked for opportunities that other exchanges overlooked. That’s why we are confident that we can successfully develop growth opportunities around our combined businesses together. As a result of our relentless pursuit of new opportunities that create values for our customers and shareholders, we continue to expand our marketplace. We have built an industry-leading trading platform, and we connect to thousands of customers in 50 countries.
We have built one of the fastest, most sophisticated, and most reliable electronic trading platforms out there, and we are extending our technology expertise into clearing as we establish a global clearing organization. And I would like to note that we have achieved many of these key milestones notwithstanding the tractors who said it could never be done.
ICE was named by the Wall Street Journal last year as the best performing stock out of the 1,000 companies that it covers. As you can see from this slide, ICE has significantly outperformed the CME in every comparable timeframe. Whether it was this year, last year, or in a similar time period since our IPOs, which currency on that slide would you have rather owned.
But no one in this deal has told you is that ICE’s stock price reflects prospects for a significantly higher future growth in the CME, based on the industry analysts forecast. Nevertheless, our stock is actually cheaper than CME’s based on forward earnings multiples. And as you are aware as professional traders, its higher liquidity demonstrates robust price discovery in the market for ICE stock as well as a greater ability to enter and exit our stock.
Another fact I’d like to highlight is the significant upside that our transaction represents. Upside, not just from the standpoint of a superior proposal delivering better growth prospects, but from the greater potential for price appreciation versus a more fully diluted stock of a much slower growing company. During the proposed merger period, ICE shares have traded at a discount to the sector, despite our faster growth rate and our higher operating margins relative to our peers. This recent disconnect in valuation allows new shareholders to participate more fully in the growth that lies ahead in our business.
Now let’s talk about our capabilities to successfully execute on our proposal to merge. We have many strengths to leverage building the CBOT of the future, and the foundation of this is a range of contracts that will cover the fastest growing, most global, and most relevant products in the derivative sector. From ags to energy, to foreign exchange and interest rates, I believe that we are in a phase of major long-term expansion in demand for these products. The opportunity to lever, our global futures and over the counter franchise for integrating our markets for corn and sugar along side from ethanol and crude oil. At this point in history represents a ground-breaking opportunity. We are full position at the dawn of an era where agricultural products are considered in
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the context of the energy markets. And we believe that is just one way in which our business will bring powerful growth drivers to the CBOT.
Today ICE is busy pursuing opportunities to bring continued growth, shareholder value and performance to our customers. And this transaction will help advance these goals and offer benefits to the members and the shareholders of the board of trade in a way that no other partner can. ICE’s electronic platform has given us the ability to thrive and grow against the backdrop of more established exchanges, this is how we connect to our customers. And our customers demand performance that only a world-class exchange can deliver.
We rise to the challenge because that’s our business to do so and this intense focus on performance has allowed ICE to maintain a 50% market share in the global crude oil market despite NYMEX offering its products on CME Globex and offering all of our flagship products for free. About a year ago, many said that ICE’s platform didn’t stand chance once Globex listed energy contracts.
Yet ICE’s volume growth since the launch has outpaced that of NYMEX by a considerable margin. And here’s a few additional facts about our leadership in technology. We are the only major commodity exchange in North America to have written our own Matching Engine, which is available on a global private network infrastructure and also available on the Internet.
Today ICE engineer’s work directly with our customers including the most sophisticated algorithmic traders in the world to refine and expand our highly flexible and highly reliable platform. ICE is the major commodity exchange in North America that offers futures and over-the-counter products electronically on a single screen. ICE owns intellectual property and we have the experience to further the expansion into the over-the-counter market that’s around the Chicago Board of Trade.
No other leading derivatives exchange comes close to ICE’s OTC capabilities. Today ICE is trading platform features among the broadest and most flexible distribution of any exchange in the world and that’s because there is no broader distribution than the Internet. For those who wish to connect through traditional telecommunications hubs, we offer location point in Europe and Asia and throughout the US.
But thanks to the Internet, many traders conveniently log into our markets from their homes in the morning and in the evenings to trade and manage their positions. We offer multigenerational spreads that derive and match trades all the way of the curve rather than limiting in implied spreads for just two generations. Our round-trip execution times are on par or faster than all of our competitors at approximately 30 milliseconds and all of this performance comes with significantly lower band width requirements and those imposed by the other exchanges. Again our commitment to Chicago is very solid and demonstrable and you should know while anyone to tell you otherwise. Next month we are going to open our new Chicago data center to better serve our rapidly growing customer base here in this city.
And finally we have demonstrated our ability to quickly adapt our platform to new markets. In two weeks we are going financial products, the Russell 1000 in the Dollar Index on the ICE trading platform. Now we recognize that the Board of Trade is a large volume exchange and that we have taken this into account and we have come up with our detailed plans for integration.
And I can assure you that the technology transition that we contemplate is highly achievable. Now let me move on to clearing. In April, ICE announced the energy to create a global clearing solution based on clearing assets that we acquired through the NYBOT. Our clearing strategy is well defined and it is rock solid. We’re going to offer a global, not just a North American clearing solution. In July ICE Clear Europe, July 2008, we’re going to begin clearing our energy business. And while our ICE Clear in the US business will continue to clear our New York Board of Trade
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contracts. We have a high-quality clearing infrastructure that we are scaling very quickly and what the scale mean. When it comes to clearing, trading volume is not the right metric to measure capacity. It comes down to the number of transactions that the clearing house processes. So we intend to scale by about a factor of 13 to 15 times from where we are today. And this scaling factor is very highly achievable.
Over the last two years, for example, we have scaled our execution technology by a factor of a hundred times. To the benefit of the trading community, we are offering the FCMs and OTC participants the opportunity to get more involved in clearing through ICE. Based on our experience, we believe that there is a demand for additional clear products and services by the industry and serving the unmet needs around clearing through product innovation can support FCMs in growing their businesses.
Now following an extensive analysis, we believe that we can transition the Board of Trade to our clearing solution quickly and seamlessly and on schedule. We’ve included a high-level timeline of the transition on a slide and it will be available to those of you in the room here as you leave in a packet that you can take with you. And I would encourage you to pick up a copy on your way out and review it when you have a moment. But I would like you to note that transition of our clearing and technology will not impact our ability to execute on our growth strategies for new products and new additional OTC markets.
Technology development and the scaling of business has been ongoing at ICE since our inception. And this has never hampered our growth or our ability to innovate. The requirements that we have identified are highly achievable. They are based on publicly — based on publicly available information, the current clearing agreement that the Board of Trade has in place extends through January of 2009 and it can be terminated by the CBOT earlier under certain circumstances.
We will have acquired the scale well within that timeframe to move the clearing. Let me also see that we strongly disagree with the timelines that have been described in the proxy statement that you will soon be receiving. Through our NYBOT integration we have demonstrated our ability to move quickly and seamlessly to bring new technology and scale to a business that we own for less than two months. I would like to remind you that we brought around the clock electronic trading and technology to this 120-year-old exchange that had never offered electronic trading of any type, not even after hours trading, let alone side-by-side trading.
We hope to the clearing house and to the clearing community and we brought in thousands of new users in a matter of weeks. We immediately set volume records after we introduced our trading and clearing technology at the NYBOT and again we achieved all of this in six weeks compared to the nine-month timeframe that it typically takes traditional exchanges to connect a third-party software. Our work is unprecedented, and while we are fully cognizant of the size of the Board of Trade’s business and we know that it is significantly larger than the NYBOT. The NYBOT experience gives us the basis for conviction that with the Board of Trade we will achieve another fast and seamless integration.
I would like to close my formal prepared remarks by saying that we remain extremely really enthusiastic about our core energy and agricultural commodity businesses. As I pointed out, ICE continues to be the fastest growing business in the derivative sector today. As many of our long-time shareholders know, we have a strong and enviable business on a stand-alone basis, but we are also very opportunistic and very aggressive and we believe as members and shareholders that you will appreciate these particular qualities in management team and in a staff that drives ICE forward on a daily basis and we do so around the globe.
Most ICE employees are shareholders and will be a tremendous pride in what we are achieving. I see it the results, in their commitments to our growing business. Most of all, I want to reiterate, our
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vision to building a strong and sustainable business that our first choice and innovation to all of our customers. One of the benchmarks of ICE’s success has been a continued effort to listen to customers and to use their input to improve.
I would like to thank those of you who made an effort to reach out to us over the last couple of months with your comments and with your questions. We hope that you will continue to come to us directly to get the facts are not rely on people with conflicted agendas. We benefited from your constructive comments and we have been impressed by the passion that you have for the board of trade. So all of you that are here in the room today, I would like to thank you for your interest in coming and braving the rain in Chicago and for learning more about ICE and our proposal.
As I said in the beginning of my prepared comments, we are here today to listen to you. And with that, the floor is now open and I promise you I intend to stay that way as long as you want to stay. So with that, we are going to take your questions.
Question and Answer Section
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<A — Jeffrey Sprecher>: So let me mention for those in the room here the number of people with microphones, we are basically going to try to work four sections here, the front and back, the front and the back on either side of the room and I will ask my colleagues with the microphones to find you and if you could introduce yourself — I think most of your aware that what we’re doing here today is being webcast and also a lot of your colleagues are listening by telephone and of course, there is a whole bunch of ears, press the speakerphone over on Wacker Drive. So we want to make sure that everybody can hear all the questions. So should we start up in this front section?
<Q>: Thank you for coming to Chicago.
<A — Jeffrey Sprecher>: Thank you for allowing us. We didn’t see —.
<Q>: I am thankful that you got in the game because if you aren’t in the game, we would probably still be for 160 or 155 or 165 market and you brought those things live and —
<A — Jeffrey Sprecher>: Thank you.
<Q>: I told somebody the other day, I said maybe we ought to take that statue on top of Board of Trade Down, I’m serious and put your statue up there, because you are the new God.
<A — Jeffrey Sprecher>: I will tell you what. I will be very happy to just let me have an opportunity there and help you run your business.
<Q>: I think we all feel very thankful that you got involved in this thing and brought us to par, whatever par is, I’m not sure that — is supposed to par it and it was before. But there two sides a coin and one thing, you talked about moving ICE in the Chicago and headquartered in Chicago and so forth, but how long? Are you committed with this for a long-term or is it a situation that may be like you’ve done London and New York and hit-and-run type thing and you are here a day and gone, I mean that is concerning some of us?
<A — Jeffrey Sprecher>: Well, sure, thank you for asking that question. By the way, could you identify yourself just?
<Q>: I am sorry, my name is [indiscernible].
<A — Jeffrey Sprecher>: Okay. Everybody in the room seemed to know you, so for your colleagues at home?
<Q>: Do well. Not a problem.
<A — Jeffrey Sprecher>: Thanks for that question. First of all, I love Chicago. I grew up in Madison, went to school in Madison, and my wife and I chose to get married in Chicago, even though we don’t live here, because we love the city, and I have an apartment, as you may have heard, in Chicago. But notwithstanding that strong affiliation I have for the city, the real reason we are building data centers here and you see more — you see all of these colleagues that I have here is that increasingly the US commodities and derivative businesses being centered around Chicago. And I think honestly that and I have talked to many of your city leaders and reached out to try to find sort of the body politic around Chicago, and I think a lot of people in your city missed the fact that this integration that’s going on between businesses in our space is a global integration. I mean, ICE bought a London Futures Exchange, and we are investing globally. Now, Chicago is an incredibly important US center. And what I see happening is a lot of you and your colleagues are
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making the transition from Florida screen and doing so in Chicago, and it’s phenomenal the technology growth in this city. And it is not necessarily in the Board of Trade building or in any of the other exchange buildings, it is in small businesses that are bringing young technologists here and demanding really high performance on the back of exchanges and that’s why my business is gravitating here. As much as I like this city, it is really the new revolution that is occurring, and it is occurring in Chicago. It is actually not in New York, and it is not in London, and it’s not in Asia, it is actually in Chicago, and I think the city can be quite proud of that, although, when you talk to your leaders, they seem to think it is about series and the building and the presence and the colorful jackets and all the things that go along with our industry that are symbolic. I think that if we get together as a business, I don’t think that is the end game for us, I will tell you that by any means. This business is increasingly becoming global, and we have to find ways of moving overseas in a greater capacity. And I literally wanted the people in our industry that I do not believe that we can sit in Atlanta where I sit or in Chicago or in New York, and run global businesses. I don’t think Asian traders are going to want to clear their business in Chicago, quite frankly. I know European traders want to clear their business in Europe, that s why we have a European exchange, and a European management team, and a European focus. And so, but notwithstanding, we do have a global markets with continuous 24-hour trading and the challenge for me as a manager and my colleagues in this space are tapping into that. And I think, frankly the Board of Trade, as I have said before, has an amazing brand. It is really — I grew up — and when I grew up there was the strongest commodity exchange, and I think it’s lost that over the last two years or 10 years or so, and I think we can bring it back. And I think being in Chicago with the name written Chicago Board of Trade in granite on the side of that building is a powerful symbol of brand awareness that I think you can export overseas.
<Q>: Well, that’s still is a question. Right? You are going to be here, you are going to start out here, before you end up getting [indiscernible] may be six months, six weeks?
<A — Jeffrey Sprecher>: I will go where our business goes. I never chose to live in Atlanta, Georgia. and I’m happy to move to Chicago.
<Q>: The other thing about the exercise rights.
<A — Jeffrey Sprecher>: Yes.
<Q>: I want to give you credit for taking things on data centers, and I think somebody comes out and did something and something’s bear nothing. But I think how do you feel about that. You pay $500,000 as a fair value for 2.5 million membership?
<A — Jeffrey Sprecher>: Yes, let me tell you how I approach that is — if the best-case scenario happened and today, the 1,330 exercise rights were allowed to become seats on the CBOE. The collective value of seats would have about $1 million valuation, and how do you get there. Well, there is 930 or so CBOE seats currently trading at — I think the last trade was 2.45 million, so do that math. And roughly, the CBOE has an implied valuation today of 2.2, 2.3 billion whatever that math works out. There is 1,330 exercise rights and if they were all exercised, you’d end up with 2,300 seatholders sharing a $2.3 billion enterprise or effectively $1 million of seat. So, I looked and went into this negotiation saying, you guys if you have got everything that you would hope you would be entitled to would get $1 million seat in the CBOE. It is not certain, and believe me we had a lot of lawyers look at this. We have hired specialized counsel to look at it, and you all probably know, the whole situation is a mess. And so I thought what would be a reasonable value that one today would want in a business that is fraught with potential litigation and time. And obviously, the CBOE came added from another extreme and we met what basically looks like in the middle. Now, I will tell you my view as — and I will preach a little bit just as a business person. I don t think courts of law replaces the fight about money. I think courts of law are great places to fight about civil rights and civil liberties and things that matter, but I think when you go to court of law to fight about
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money, you are making a big mistake, because rarely did somebody leave with the100% of their money expectations, and along the way, a lot other people make a lot of money that — and it is an incredibly inefficient process. And I know there is a lot of emotion about the creation of CBOE, but at the end of the day, this is a fight about money and a number just has to come out of this somewhere, and that number looked as reasonable to me as anything. If you look at my company, we went public in November of ’05. So, shortly after you did actually. So, maybe 18 months ago. We went public at $26 a share. My stock if you followed, it is closer a 150. So, it is has gone up by a factor of six. Your stock went public at around, I believe, it was $50 a share wasn’t it? And you are now 200. You’ve gone up at least a factor of four in that same 18 month period. If you take CBOE shares as part of this deal and if they do the same thing that we did and you did and almost every other derivatives exchange has done, and they go a factor of 3, 4, 5, or 6. I think it is a winner relative to the amount of time that it is going to take to try to unlock that extra $500,000 of value, and that is just my view on it but in telling you how I approached the negotiation, I think you see where I am heading there.
<A>: Well, that is good. I appreciate your input. But the other side of it is $500,000 really comes 375 because we are buying half our own issue if we go the ICE, right. So, we are paying off [ph] — so, we will get 375 on a — four membership is worth 2.5 million. So, I mean, we are trading 18 — 17% of what it is, I mean, I think that is a bad trade, I think that is a [indiscernible] trade. Okay.
<A — Jeffrey Sprecher>: I appreciate, you are not holding back by the way. First of all, I disagree with one part of what you said which is that there is any opportunity for anyone here to get a $2.5 million seat, there is no opportunity for 1,300 people to roll into a $2.5 billion enterprise and leave with that money. Maybe eventually if it goes public and unlocks its value and so on and so forth, but if one of you can exercise and none of the rest of you, then, you could probably get 2.4 million.
<A>: Sorry to interrupt you. But there is 1403 or eight members or something that really potentially 1402. They are potentially eligible, not 1307. Effectively—
<A — Jeffrey Sprecher>: Well, they bought — CBOE bought back some of the exercise rights over time.
<A>: Basically now, there are not that many people, because not everybody is whole and when stocks for it isn’t so bored, I mean, there wasn’t 1000 people really in the game, right.
<A — Jeffrey Sprecher>: So, I can’t — This is an interesting conversation, because you and I are both speculating. I don’t know. My assumption is that we got the world’s greatest traders in this room and that every single seat is going to get reassembled in my mind, because it all — under our proposal it has to be reassembled at one moment in time to—
<A>: It is converted into whole stock and earn $20 a share which quite a few people did.
<A — Jeffrey Sprecher>: Right.
<A>: And you paid taxes on it. Your lifeline theme brought on some nice stuff, you went out and bought a Ferrari or something. You know what, you have to reassemble that thing unless you have got some money somewhere, if you get that money prior I wouldn’t have sold it anyway. So I don’t think effectively you are dealing with that but that’s fine. One another question on —
<A — Jeffrey Sprecher>: By the way, there is a part of your question that I didn’t answer, that I would like to. And that is, you said in your mind its 175. What we are proposing is a smorgus board [ph] to use some good mid-west term of opportunity to how to take the value, and what we have suggested is, that I think you have seen that we are going to split the consideration between ICE and the CBOE. The CBOE because they don’t have stock right now, they only have seats, they
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were going to create a debenture that when they do have stock, it would allow you to exercise into $250,000 worth of their stock and presumably that will happen quickly as they will rapidly try to go through the demutualization following this deal. ICE is mirroring that and presumably we have the best performing stock on the New York Stock Exchange, quite alone in this derivative space and I am assuming there is fair amount of people that would like to own $250,000 with our ICE stock. And so the consideration that CBOE and ICE have put together here in reality is coming out of our collective shareholders, not out of you. Its coming out of, in other words, we offered a 51% merger deal and when you add in the exercise right, its probably 52% or 53 whatever that math works out, 53, 47 as the full members would exercise. So I don’t see that anybody is paying for this other CBOE shareholders and ICE shareholders and both obviously CBOE and ICE shareholders are taking real value in exchange for that give away as part of the CBOE deal.
<Q>: One last thing. You have had a great track record, and I mean, hail to you, you have done a great job, everybody has some stock in that thing. And you ought to be really proud of you and I am sure they are. But you talked about the market and so forth. How do you feel about the Dubai Exchange, I mean you are talking about how viable your stock is and so forth and Dubai is coming on with their futures and so forth. What’s that going to do to you? I mean if we are looking at taking stock in ICE, where are Board of Trade interest, that concerns me a lot because I think Dubai is going to be a big store in your side, how do you feel about that?
<A>: There have been nine attempts, nine or ten attempts over the last few years to start a Middle East contract and they have all failed. And we have had our part of that failure as well. This is a low probability contract. We have done pretty well, we have had a pretty successful launch of it, they will have a pretty successful launch. I think we have to check back in six months and see if either of us have been to sustain liquidity. The reason that this contract is of interest is that Asia is increasingly pricing its oil off of Middle East. So this is contract designed for Asian traders and frankly, we just haven’t seen aggressive market making and around the clock trading coming out of the Asian energy community. Now that may change and so — and that’s why we launched our own, because we want to — if its going to happen, we want to have a solution. But first of all, you have put in the context of history is not a particularly — not being particularly favorable on this idea. Second thing is that we have shown that when we trade different grades of crude in our industry the volumes go up, it creates arbitrage opportunities to electronics guys, as you know do the electronic orbs between these things, and when we launched a NYMEX WTI look-alike, it didn’t do win or take all, which is what some of our competitors said was going to happen. It actually has been growing both markets. And we both have really benefited from that. And I would suspect the same thing will happen as multiple grades accrued come off the trade. That it’s going to just create an overall arbitrage and frothy opportunity for electronic trading. So, I hope it’s our contract that survives, but it isn’t I don’t think it does anything other than continue to grow our business. Thank you, Sir.
<A — Johnathan Short>: Jeff?
<A — Jeffrey Sprecher>: Yes.
<A — Johnathan Short>: I am just going to ask, just to keep things moving, we just want to everyone ask questions. And but please one question per members, just respect it all. Thank you.
<Q — Dan Stone>: My name is Dan Stone, Jeff, can you please go over ICE financial assets, liabilities and particularly cash on hand as of beginning of this quarter?
<A — Jeffrey Sprecher>: I don’t have that right now. But I mean, generally speaking, the company has a — we have a line of credit that we use at the NYBOT, it’s about 250 cash, we probably have I was thinking 200. So we are basically flat there. It s a huge cash generating business that you probably know. We have the highest operating margin in the space. You may know as part of our proposal and it doesn’t get to talk a lot about. We have offered that if people would prefer to take
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cash as opposed to stock in ICE that we would be willing to put a large cash component on. The company has tremendous borrowing capability. And in fact, our two companies together, I think in ‘09 would be generating cash flow that would be close to a $1 billion a year in free cash coming out of this combined business. So, even if we got together and did not and even if everybody took stock, this company is going to have to find a way to return cash to shareholders, either through dividends or stock buybacks or other metrics because you are talking about together, we would be an unbelievable global high cash generating business with low operating margins.
<Q — Ken Groover>: My name is Ken Groover. Thanks for coming to Chicago. I like your presentation. I found it very innovative that you got together with the CBOE and did a deal, which we haven’t been able to do by ourselves. I would like you to look into the future and tell me — and I am sure you’ve discussed this. You are doing, what I consider somewhat of a hostile takeover. Myself as a member is going to be to asked to vote on a question that I don’t have any control over. How do you expect to take over the Board of Trade when the next vote that comes as — ask us to vote on a merger with Merck and the we have either yes or no. We vote down on Merck decision, we still don’t know what’s going from our Board of Directors who can speak to us to driving down and hearing it on the radio that something happens. So if you could give us a future scenario, how you expect us to behave and take over our exchange?
<A — Jeffrey Sprecher>: Sure. That’s a really good question. First of all, let me tell you that, under securities law, I can’t tell you how to read my mind, okay but you know we just to give you the state of play, we sent your Board a signed merger agreement that we were prepared to enter into and you Board elected not to sign it obviously and redo the merger agreement that they have with CME. They still have that signed merger agreement, now in fairness with the exercise right deal that we did with CBOE that merger agreement will need to be expanded to include that settlement and the exercise right issues and the things that we just talked about and we intend to draft such an agreement. But the reality is and you are pointing on a very interesting issue, which is there are four constituencies that are involved in your process, your Board, your members, your shareholders, and the government. So far we have heard from one them and that is your Board. Interestingly enough that is the only one that doesn’t really need a vote, you need your members, your shareholders, and the government and you guys can do whatever you want it is your company and if I was you and collectively if you had a view I would make sure that view is understood your Board because they can make this process a lot easier on ICE and on everyone else if they were to choose to and so far obviously, they haven’t chosen to entertain our proposal even though I continue to use the word superior in defining it because I know it is a little jab at them and they continue to call it — what do they call, uninvited or unsolicited proposal which is a little jab back at us. And but at the end of the day I just want to you know that it is your company and you guys decide what to do and at least with respect to ICE I am prepared to go completely open book on this the only way this deal works for ICE is it if my shareholders take benefit from it and I would assume the only way it works for you is that it provides you with a lot of benefit. And so it just been my history in doing these deals that we should lay the benefits out there and we can argue a bit over you know who gets more or what have you, but generally speaking in a merger of equals which is roughly what this was I mean I was $9 billion company and you were $8 billion company when we launched this thing, we gave you what now like $2 billion worth of merger premium to make you the larger company and we laid out the synergies and we have agreed to synergies is a [indiscernible] term that bankers used to mean how much money do we save or produce together that we can’t do apart and we have given you 51% of the remaining synergies after giving you $2 billion of the first few. So it is a very what we put out there as our first bat at this was we thought it was wining formula that still has a lot of value for my shareholders, which is going to take the trade. So I say that just because we are not playing the game here with you guys we don’t I am not traitor, I am a manager, and I think the companies would be great together and I with my colleague identify the synergies and we just laid them out there and is there integration risk? Yes, have you ever had — how does two companies merge, they integrate I mean every merger has integration risk. You got one opportunity to have a merger whether it is no clearing or risk and that is what the CME and
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if that is really what do you want is a no risk merger then you have one choice and you should cut the best you came with them, but the all this talk that I hear and people call me about what about the New York Stock Exchange and what about Deutsche Boards and what about all these other people? I mean you recognize and it is an idea of unlocking value and exploring synergies with everybody else in our space. You’re talking about integration risks and so I think it really, as a shareholder and as a member, you need to make sure that you feel good about the deal and I am prepared at least for our side to provide you with whatever you need and the bypass your board and because they are put themselves in a very complicated position. They have very strong non-shop provision in that merger agreement that literally does not give them an opportunity to negotiate with us, they do not have the ability to tell us about member rights issues, they do not have the inability to give us any feedback whatsoever, because they can’t negotiate with us and that’s why I want to hear from you and all I can say to you is that we are really interested in this field, it’s not a game and there is no sort of tactics where we’re going to pull the bid or what have you. We are not trading here. We really think these businesses will be great together. So, long-winded way of saying, the Board is probably a great place for you to be dialoging because they represent you and they should be representing your interest in this thing, but if they don’t you don’t actually have to take what they do, you control the company.
<Q>: Thank you. My name is Lee Stern [ph]. I have three questions. I have made some notes here, but I don’t want to take up all the time. First of all, that’s a break-up fee involved and would you care to discuss how that break-up fee would be handled?
<A — Jeffrey Sprecher>: Sure. You get the pay. Your board has decided that the Board of Trade should pay a break-up fee if anybody else puts a higher offer. Now, the reality is, we are going to merge these two companies together 50-50 so that break-up fee is going to come out of their collective consideration of this company, but to it is one of those areas where it does not benefit your shareholders or my shareholders or your members or our members at NYBOT. It goes to a third-party and it’s a lost fee in this transaction. Why it went up from where it was before is a question you will have two ask your board.
<Q>: I am not quite certain much as you bring this, I’m not quite certain that you’re accurate. My understanding on the break-up fee, which is $250 million is —.
<A — Jeffrey Sprecher>: 288, is it not?
<Q>: No, 280 million, is that — if we vote against the CME merger, then if a deal is made with another party, within — I think within one year and one day when there is a break-up fee to be paid. My question you said the Board of Trade pays, I don’t think that’s quite accurate?
<A — Jeffrey Sprecher>: Well, it’s an agreement between the Board of Trade and the CME and the Board of Trade has agreed that they will pay the CME. There is no other party to that agreement.
<Q>: I understand that, but it seemed to me that if that came about as a shareholder in the Board of Trade, we would be looking for you to make that payment?
<A — Jeffrey Sprecher>: Well, effectively we are and that is built-in to the merger economics that I have shown you, at least the earlier fee of 240. But we are all — we are dealing out of one part here, so it’s — ICE can pay at one instant before we merge, but the reality is when we merge it, it comes out of our pocket in that respect. Also you mentioned the fact of a $18 per share CBOE offer brings the figure up to $228 a share. Is there any problem that you have with the results of the fact that the CBOE — the CBOE rights, which are only owned, probably you mentioned, talked about 1330, I think it is probably closer to 900. The toss people will be getting a preferential payment where the other shareholders, those that are not involved are not getting there.
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<A>: Yes. We looked a lot at that issue, because obviously the CBOE issue is wrapped around the Board of Trade. The thing that we concluded by doing a lot of legal research is that, as I mentioned the prior gentleman here is a part of this deal, you have to have a vote of your shareholders, and you also have to separately have a vote of your members, and so your shareholders cannot receive any value in this transaction, unless it is acceptable to a majority of your members, and that part of the dual structure, if you will that exists there, why do the members have to vote while the members are changing their rights as part of the merger with ICE or CME, I mean you have a lot of embedded rights and you are being asked to change those, and to get the members to be willing to change the vote that allow all shareholders to benefit, the members have a right to demand some consideration. And those same people were given the exercise rights and have a right to have it dealt with. I suspect that that’s how your, that line of thinking, although I don’t know, because I really don’t have the ability to engage your Board. But I suspect that that’s how your company has continued to litigate this issue on behalf of the company.
<Q>: That makes sense. One more thing, if I may, regarding the clearing. Cross-margining of the very valuable asset in our present setup. How do you expect to handle that?
<A — Jeffrey Sprecher>: Yes. No question about it. But taken to the extreme, it should say that every single contract should clear in one clearinghouse, and that would be clearly the most efficient way for the world to operate, but it certainly would create a giant monopoly and in my mind would stop innovation. So, what I — am really proposing to the FCM community is that, give up some efficiency in that combined clearing in exchange for creating another powerful global clearinghouse that can create new products that is really where the FCMs make their money. They don’t make it on net, they make it on the volume flow of new business that is coming through our economy. I think personally just protecting your medals complex and the amount of money that the FCM community makes by protecting that medals complex in and of itself is a very valuable right.
<Q>: So, do you feel that there should be more than one clearing — more than one clearing frame. Do you believe that it should be able to take a weak product and clear it anywhere in the world?
<A — Jeffrey Sprecher>: In other words, what some people call directed clearing? No, I think — I actually do think that this vertical clearing that we have in the future business is valuable, because clearing that we provide in our space, its not custodial services, it’s not like netting of stocks for the equities and options on equities. It really is holding a position, marking the market, managing the risk, dealing with the REBCO failures and the things that we deal with. And it is very high valued service that needs to be attached to the market because the remedies are liquidation. So I really do believe the vertical model works. I just think you need a lot of vertical models to keep guys like me run businesses honest and on my toes and innovating and trying to beat the next guy and trying to help outperform people and being benchmark. I think that’s forms [ph] innovation and I have seen it in your company. You just came out with credit derivatives today and loan behold the CME has been talking about it. You guys have the dial because they have the S&P or vice versa, you got long-term rates because they have short-term rates. The amount of innovation is come just out of a crosstown sparring has been phenomenal, and I think that, that should be protected. I think its good for the business. I enjoy it. It allows my management team to perform and be innovative and keeps us on our toes.
<Q>: Would ICE have an interest in more than one clearing? I am sorry.
<A>: I am going to step in again. And I am going to ask you politely for one question each. Please.
<Q>: Does ICE have — would ICE have an interest in all this various clearing terms, clearing house not the clearing terms?
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<A — Jeffrey Sprecher>: You know what, I don’t understand the question. Our goal is to build a large clearing organization in the state and a clearing house in Europe and I am really interested in what your management is put together with the JADE initiative to try to get more clearing through Asia. My colleagues have handed me a note that said that there is a story running on Dow Jones that said that I will not commit to keep the CBOT headquarters in Chicago. Now did anybody hear me say that? I thought I said the Chicago Board of Trade, it has the word Chicago written in granite on the side of the building. The Chicago Board of Trade has got be headquartered in Chicago, period. Anybody that would think I am moving it is a nut, anybody that would think of bastardizing the name and hanging another name on the side of it is a nut. Its like, god forbid this people should buy Apple computer or Pepsi Cola, what the heck would they call that company.
<A — Johnathan Short>: Jeff, can I just clarify one answer to the —
<A>: This is Johnathan Short, our General Counsel.
<A — Johnathan Short>: Sorry, just on the question you asked about the break up fee and who would be paying that. Jeff’s answer was correct and in terms of the overall entity ultimately bearing that cost. But just to be clear, ICE had offered to front to break up the so that it would be coming out of CBOT’s coffers if you voted against the CME transaction and we would be at risk for that break up fee if our transaction didn’t succeed. So it wouldn’t be a situation where the CBOT was out $250 million.
<Q>: Jeff, my name is Bill Mickmann [ph]. I have a simple question, it would require just a very briefing answer from you. With regard to the CBOT exercise right, currently it is the requirement that we as full members own all the shares, that is to say 27,338 shares. Will there be any change if you get into the mix, will we be able to sell any of those shares and still receive a half a million dollars for our exercise rights?
<A — Jeffrey Sprecher>: Yes. That’s a good question. I will tell you how the deal is constructed but obviously partly why I am here is I want to hear your feedback on how we constructed the deal, because I am just trying to be a honest broker on a 35-year problem that I didn’t create — and — I create other problems but not that one. The way the deal was structured is that there would be a record date, that would be sometime after the merger and on that one day those three pieces have to come together. Now, my assumption, and this is my assumption and you may tell me I’m wrong but I’m assuming that with this many trading guys in one room that — everyone of those is going to come together. And I would — and that may be wrong but they only have to be together for a minute and so my sense is that the value will be syndicated amongst people with B shares and amongst people with A shares and amongst people with exercise rights to bring those together and syndicate the value given that there is a market for A shares, a market for the B shares and a market for exercise rights that already operates. So that’s my — that was my assumption in the negotiation and over time would love to hear if you think that is true or not.
<Q>: My name is Chuck, I am a full member here, I have a question. I wondered — on the exercise right again. I was trying to follow your math and I think I did as to how you started to add the CBOT members and the Board of Trade members together based on where the CBOT is trading roughly $1 million per combined member. I think that is what you said and you tried to strike a deal that would basically go halfway between zero and $1 million to come to 500. The way I look at the deal is more that there is a $250,000 payment and 10% of what any CBOT member is receiving. So I don’t quite see that as half, I see that we are entitled to receive 250 grand which we could special dividend to ourselves and then walk across the street and settle with the CBOT for $0.10 on the dollar. I think we could get that down pretty easily?
<A — Jeffrey Sprecher>: Well, again what you’re comparing it to is the 900. First of all let me tell you that we did a lot of legal work in the background to try to figure out as best we could what the
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situation is here. And so we formed a view rightly or wrongly and it doesn’t have the history, it’s just looking at documents. And again it looks to us like that if you got the maximum that you could get which is today you could exercise that that right would be worth $1 million and so I can’t — comparing at the 2.4 million or 10 million or 50 million is hard for me. One thing that came out in our review of the documents that the founders of this exchange and of the CBOE did not intend for people to have both the CBOE right and a CBOT right at the same time. You had to be one or the other. And that’s a pretty powerful argument that it is hard to get full-value for both at a moment in time.
<Q>: Wouldn’t, I like — you’re actually trying to come mid point — wouldn’t midpoint actually involve a percentage rather than a dollar amount like wouldn’t — a dollar, a percent has been determined as 10%. So midpoint on a million to 500 grand is kind of meaningless if you want midpoint between zero and 100% is 50%. There is a big difference between those two?
<A — Jeffrey Sprecher>: Let me ask you, what do you think it should be?
<Q>: Well, I actually think based on all my research that it should be a 100% but I’m sure that people will disagree with me.
<A — Jeffrey Sprecher>: Well, unfortunately I could walk about 1000 yards from here and I can find a bunch of guys that say it should be zero and that has been 35 years of haggling. To me it is a million-dollar financial issue and what is the right number?
<Q>: It is not a 10% compromise, that is not the right answer.
<A — Jeffrey Sprecher>: Again, if you took — I don’t know how to answer it other than what my mind says, that you own is the right to a million dollars of value in the CBOE. By the way, you realize that CBOE demutualizes, they are no longer going to allow people to hold trading rights. So, the only thing that a CBOE seat is going to convert to in a demutualization is equity. The trading rights go away, the company is going to lease them from here forward. The same thing the NYSE does. So that — to me that exercise right is simply the equity value and then it is just a math project, and I don’t know, you know, to me 500,000 looks like a pretty good deal. I mean, trust me Brodsky started at zero and I started at a hundred. Normally in a situation like that, some guy says I think it should be 75, the other guys says 35, you say no 60, no 40, okay 50. Unless some guy is an incredibly powerful negotiator and you can convince them that you should get a full seat, I think the only way that that is going to be resolved is through litigation. And if you take those seats away from guys that believe they have 100% of them, you are going to go through years in my mind of appeals and every other legal remedy known to mankind to get a million-dollar seat. So, if your time value that and if you look at the cost and energy versus the opportunity to have a piece of fast-growing companies, in my mind I think it is a good deal, but that’s me. I don’t own one of these things, I was just trying to be an honest broker.
<Q>: Jeff Birdstone. In your negotiations with the CBOE to arrive at that $665 million figure, would you or and/or the CBOE commit that 665 million to the existing members who hold all three pieces, regardless of how many there are? In other words, you figure 1300, if in reality there is only 823, will you still give us the 665 million.
<A — Jeffrey Sprecher>: That’s actually not how the deal is structured.
<Q>: I know that. But can you renegotiate it so that it is structured that way. Because that may be a deal maker, the other way could be a deal breaker.
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<A — Jeffrey Sprecher>: Well, this is what I mentioned, I am interested in your feedback on, because implicit in your question or what you’re getting me to react to is a presumption that they won’t all come together which I guess —
<Q>: [indiscernible].
<A — Jeffrey Sprecher>: Am I sure? There is 823 as of today that are eligible with all three pieces together. Now let’s assume for the sake of argument that you don’t get any more. So instead of 665 million, you guys are only coming up with 400 and some odd million.
<A>: I would tell you as a manager, we are allocating as part of the merger consideration the full amount that ICE has put up there. So all you have to do is committed. I have to assume that it is all going to come together and why would I not? Now, it’s an interesting new [indiscernible] and if you all really believe that they are not going to come together, I would like that feedback and obviously hopefully that CBOE management will be listening to this and look they want to get the deal done too. They came to the table to negotiate. Right?
<Q>: Jeff, my name is Jay Homan. I would like to — I would like to thank you very much for your straight talk and an imaginative solution of something that has been very elusive for us. But my question concerns other rights is the B shares and the B shares have a value right now I think in round numbers about $600,000. The most obvious reasons for that is trading opportunity but also member — the disparity between member and the nonmember rates. And I think a lot of us were thinking okay, if we take this $0.5 million settlement what’s going to happen to the $600,000 of the B shares? Is that — do you anticipate that to roll over time as the disparity between rates goes away? Could you give — could you enlighten us on what your forecast?
<A — Jeffrey Sprecher>: Sure. It’s a very valid question that you should have an as part of the dialog I was hoping to create and a lot of you have already started by calling us and talking to my colleagues. The process that your Board put in place with that no-shop provision, the only way that ICE could enter the process was by putting a bid in that the Board that claims — that claims to be superior. So what did we do? We basically took the exact same agreement that was in place and we put a higher price on it so that the Board could not use anything other than price to determine. Now as you know they did. But our goal was to keep it real simple. So, we adopted what was already in the current agreement, which I don’t know if it is particularly good for you or not good for you or whether you like or don’t like it, and I can tell you we didn’t put in a lot of energy into thinking about it because it was already been negotiated and we just accepted. And that deal says that there is a subset of the Board that for two years will approve any changes and then after that it’s basically — the full Board would deal with that, and sort of all that’s are off. So the protections if you will, the B share protections and the member right protections are really embodied in trying to get a subset of the Board that would represent your interest. And so we mirrored that and we also said we would put a subset of the Board, people affiliated with the Board of Trade that would mirror those interests. Now, I will tell you as a manager, I think putting Board members in a situation where they have conflicts that differ from other Board members or shareholders is a really bad governance thing, and I would really prefer that if there are issues like rates and foreclosure, and other things that are important to people that they just be negotiated by contract and written-downs so that everybody understands what they were and then the Board can — and then the full Board can administer an agreement. That’s how I would prefer to handle it. Now what we did at the NYBOT was we guaranteed a fee discount for the NYBOT members. In other words, my view of our business today is that as we go more electronic, memberships which used to be accessed to the floor frankly are increasingly about fee discounts. And if your exchange ultimately went all electronic 20 years from now or whenever that could potentially happen, it would really just be a embodied fee discount and so it seems like that’s an easy area that one could negotiate or come up with a hybrid structure that just said what that was. I will tell you that I think one of the great strengths of your organization is its membership. We partly — why you have invited us into your
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community and you have allowed us to listen to it is there is a very strong feeling for the Board of Trade. And I have gotten a tremendous amount of people in our industry. And I am talking not just in Chicago, but throughout the world that really would like to see a LIBOR in Chicago Board of Trade. And a lot of that has to do with this feeling of membership of connection to it. It’s much stronger than we have — let’s say to our European exchange where they don’t have the excellence of membership. And that’s a really valuable thing, as a manager, that’s as you have got customers that are very loyal to you. You can’t buy that, so I think that that membership needs to be respected, I don’t particularly like the way the CME has done it. We had to mirror it. If I was able to negotiate with your Board, we would prefer something different, and I would hope that would be better. I certainly would prefer in my life to see things written down on paper, so I could understand what they are.
<Q>: Joe Griffin [ph] and my question will be more philosophical and financial and it kind of backs up what you were just discussing. You had a couple of slides, which kind of caught my interest. One of them mentioned core rights, but then you never discussed it. Also we had one that said it took a certain amount of time to integrate the NYMEX. Integrating in the way of eliminating of an all-time making the electronics, is that integrate or eliminate. So, my question to you is this, how valuable do you view what you referred to as the greatest traders in the world and the way we do business on the floor as well as electronically, going into the future, do you intend to maintain that, support it technically, financially, everywhere you can and have it above evolved to whatever it evolves to or do you plan to eliminate it, is this possible because to borrow another phrase that you used earlier, incredibly inefficient way to do business? Do you view it that way or do you view it as a tremendous asset?
<A — Jeffrey Sprecher>: Thanks for asking that actually. There’s a lot of detractors of ICE, put a lot of misinformation about us out there. And one thing that you should know is that, we bought the International Petroleum Station, which is open out for our exchange. And today it’s all electronic and we closed the floor. And the reality is, nobody made me king and nobody gave me the decision-making authority to shut that floor. The members voted to go electronic and that’s why they did a deal with ICE. And it was embodied in our merger agreement that it was a requirement on me as a manager to get that thing electronic, 100% electronic and get the floor closed. There were special provisions in that agreement to incentivize management and shareholders to get that thing electronic. Why? There is a very different view in Europe. And you have got to go back to the fact that LIFFE had lost the blue contract to Eurex and LIFFE really felt desperate and they saved themselves in their mind by shutting the floor and going electronic. And our exchange, the membership there was very concerned about the potential loss of the exchange and they wanted it to be electronic. That’s the environment that ICE set a deal. Now, I get a lot of credit and I get awards and people say, you guys are great for taking that thing electronic. Reality is the members asked me to take electronic and if the members of the NYBOT or if you asked us and we all agreed as part of the deal, let’s get this thing electronic as fast as possible, I’ll do my best to do that. Because that’s what — I am just a manager, and I am paid to do what my members and shareholders want me to do. And I didn’t make the decision to go electronic. And now in the case of the NYBOT, we have liquidity provision, liquidity tests that if the pitfall below certain liquidity the NYBOT board can close them. I would tell you a number of our pits are well below those liquidity limits. And that board has taken no action to shut those pits, why, because they make money for us. They are still an important part of the liquidity of those markets. There is a sense that if you shut those pits, that volume would not go to the screen. So, what if it is incumbent on ICE and the management of NYBOT to make sure we operate those pits as efficiently as we can to get the cost out of them that management can control so that they make money for the business, because they protect the liquidity. So, honestly I don’t have a dog in that hunt. I just want to run a business to get the most customers, the most business that we can get and if the people want to do that, open out, try, that is great. If they want to do it electronically, that’s great. The trick is, as management we’ve got to keep it low cost and efficient so that it covers its cost and returns something to shareholders, that’s what I get paid for. It’s very, very clear that no one has a good solution for electronic options
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in commodities, and as you guys know, that’s a highly spread business. I think you might be able to say the same thing about the back end of your Treasury curve and other things. Those are spread markets. The computer has not come up with the right technology yet to get that to be electronic, human beings to a better job, the price discovery in the pit is a better price discovery mechanism, and I think that is going to be the case for a while. Now part of my deal with the CBOE is to help us build more electronic technology, because I think there will be more investment in technology to get more of that kind of long-dated and highly spread business electronic will ever be fully electronic? Probably not. I think there will always be a human element to that. You are standing in a pit with a laptop, is the best way to do it, I don’t know. We built a couple of million dollars in New York to build the state-of-the-art trading facility at the NYBOT on the premise that people might actually want to sit down. They might want to actually not have the thing strapped to them, and I don’t know if that is going to work better than the pits, but we’ve offered it, why because we want their liquidity. We don’t want them to leave, we feel like the market would be damaged. So that’s my view. I hope — we need to still it down. It’s really just — we want to run the best business we can and make the best markets that we can, because ultimately the best markets will make the most value for shareholders.
<Q>: My name is Tom Watts, I am a member of the Board of Trade [indiscernible] and I am also the plaintiff in the lawsuit with the CBOE. I just wanted to make a few comments. In my opinion, the lawsuit or the deal that you’ve structured is woefully inadequate. I don’t know probably other members around here are aware, there was a hearing in Delaware yesterday in the court, and the judge basically admonished first of all the — move to dismiss the suit, the Judge would not dismiss it, and he also chided them and said, you were the ones that cost the suit by trying to cut the Board of Trade out of the pie, and then they moved down and tried to take the writing to the SEC in that argument with the Judge. And he said why would the SEC want to get in a pie cutting contest between the Board of Trade and the CBOE. Buoyed by that plus this is strictly a contract dispute, and this is my opinion and the 1992 agreement is clear-cut. We deserved the share equally. Now for our members to accept 10% in my opinion is foolhardy. And I won’t be party to that and you can probably get a better read on it by asking you if they agree with that comment or not. And again I can’t tell you how to run your business, but I would suggest that the agreement you made with the CBOT would be a deal breaker rather than dealmaker with the Board of Trade. Thank you.
<Q>: Hello. My name is Berg Gatterman. I am member since 1971. I would like to know, if you intend to do to the Board of Trade what you have done to NYBOT, their trading rights were originally at $700,000 and they are currently trading at $1000. In effect to tomorrow I am looking at a NYBOT press release that says they are raising floor trader rates from $0.50 to $0.65 a side and eliminating scratch rates, is that what you intend to do to the board of trade members?
<A — Jeffrey Sprecher>: First of all, let me mention you that the, no by the way. But the lot of the facts that you put out there are incorrect. First of all, the NYBOT never had an electronic trading platform and so what you’re talking about is floor trading right, it does not have any electronic trading right component to it. So what you’re seeing is that as the market is growing electronic the value of having the right to go trade on the floor has been going down and that’s just the economics of the way their seats work. And I didn’t create that seat, I didn’t create that right. All we did is good side-by-side trading in there and that was a part of the deal that we would go electronic with side-by-side trading, and as you probably know, it’s one of the last open outcry exchanges in the world that didn’t have an electronic trading platform. Unfortunately for the NYBOT floor community, and I say this with the great sincerity, the electronification of that the exchange happened almost overnight and why is that? It’s probably because of the success that you had been taking your ags electronic, and you’ve done that organically over a period of time and you all have been able to figure out how to adapt your businesses, adapt your trading styles and figure out how fluorescent screens work together. You had, I mean for [indiscernible] when I approached your company in the 90s, you had a thing called System A or Project A, you had electronic trading in your company early on. This company just went electronic in February, I think last week, 78% of the volume is now
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electronic. The floor volume has gone down as a percent of overall. So that’s what you’re seeing there. Now —
<Q>: [indiscernible]?
<A — Jeffrey Sprecher>: The NYBOT board is increasing the rates on members. Okay?
<Q>: [indiscernible]?
<A — Jeffrey Sprecher>: I am, but guess what, the people that control rates on the NYBOT board or the people that like we just talked about, which are the continuing NYBOT directors. The members by the way, I mentioned you had some facts wrong, we lowered the rates on the floor and raised the rates electronically. Okay? We did that, we lowered the rates on the floor and the raised the rates electronically because there was a strong demand from the floor brokers community and the floor broker to try to do something to help them continue to run their businesses, and I want them to run their businesses. They are our customers and they provide us with volume, and these people need time to figure out how to operate in an electronic world and the market has not given them time and as I mentioned I believe it’s largely because you have educated the agro business brokerage community how to trade electronically and they were ready and our floor guys never had the opportunity to do that. We are trying to do our best to help those people. You cannot believe the amount of training, investment, the infrastructure that we are putting — going down into that floor to try to help those people, because we want their business.
<A>: First of all, my name is Bill Sherman [ph]. I want to comment you for at least starting a negotiation with the CBOE and that nobody at the Board of Trade or on recommendation of a number of members here, nor the CME has been able to even get through the Nebraskies [ph] door. For that I commend you. Although it might not be what we want at this point, and I assume negotiations can be continued. We would be much better off with a negotiated settlement in that those who do have 27,000 shares of stock would be able to liquidate some of that. If we wait to acquire besides this matter, it might take years. For that, I would really want a negotiated settlement. This particular one, I want to say, I want to just give a recommendation. And that is I would prefer to have more of my interest in the CBOE via your $250,000 component that’s going to be made up by the ICE CBOT, I would like you to be able to negotiate with the CBOE that that component be put, we might have two pay for it in the same way you are going to pay for it with both the ICE and the Board of Trade money. But I would like to have the CBOE agreed to the fact that we get to participate with that part of the fund in their pre-IPO pricing. That would make it up to 20%. I also want to say that if you’re looking for input, I would like to agree with few other people that I think your idea that the pieces would be put back together to the levels of Fortune 100 is respectfully mistaken. I don’t think that’s going to happen. I do believe a certain amount will be put together by Orbit resource, by some members who have sold a few thousand shares, 5000, maybe 10,000 shares, but these are numbers that have practically liquidated or under 10,000 shares now. I don’t think those people are going to put it back together. And for that reason, I think in your negotiations with the CBOE, you will want to assume the Fortune 100 coming to figure that you did, that allowed you to save the 200 — the way you analyzed it before. And I would like to go back and come to some compromise between the 850 and Fortune 100 as the point for you to negotiate with. Thank you.
<Q>: Okay. Good luck.
<Q>: Let me ask you a follow-up question, because I am interested in what you said there. Take a member who has maybe sold down most of his or her shares, but still has an exercise right and a seat. You don’t think that somehow two people, another person with shares can come together in loan notes for a moment in time or vice versa that the guy would the exercise right in the seat, can loan now. Is there a mechanism the loan, a seat — is there a mechanism the loan — obviously, an
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exercise right can be brought on the open market now for 165,000 or something but so maybe we moved it up as a result.
<A — Jeffrey Sprecher>: Yes. Like I said, I think there will be a certain amount of arbitrage going on, but I don’t believe it’s going to be a high percentage. I think from that point, you are misinformed and your point of negotiations started at too lower level. If it came in at somewhere as I said, between 800 and 1100 at that point, and the important part is to include it on their pre-IPO and/or cash for those who want in cash and don’t want to participate in the pre-IPO.
<Q>: Okay. Point taken. Thank you.
<A — Jeffrey Sprecher>: In the back.
<Q>: Yes Jeff, my name is Dennis Splen [ph]. I have been a member for 24 years and one time, one question. First comment, perhaps you put the [indiscernible], you have been doing that for a long time, but you’re not the first when everybody in this room hasn’t done that [ph]. So, you know what, I have been a member affirmative of CBOE for 12 years or rather taking nothing than take 10%. Okay, I’m not going to do it.
<A — Jeffrey Sprecher>: And but, do you agree with me that if you had 100% that it’s a million dollar value or are you seeing some think I’m missing?
<Q>: I think the number might be higher of the value, but I’m going to pull out the money over CBOE, okay. Bill Brodsky once they kicked him to the curve. I have had open interest over there, traders over there are taking risks and now it’s like I’m out. Or you know what, it does not represent the yellow badges that’s why he is getting sued and there might be another lawsuit coming down the pipe where we sue in personally. Because he is — he has been misrepresented, he has done something that basically — he was trying to steal our equity and so that’s the comment. The question is, the guys of 30 South Wacker, they came up with 3 net billion dollars. Where is you money pal, how much money came to get. I know that basically if I do deal with 30 South Wacker, they’ve got $3.5 billion cash. All these guys can sell their stock. We trade for money here. If I get your equity in stock buyback that is not for the market every night. A lot of guys decide to hit the door, who is going to support your stock?
<A — Jeffrey Sprecher>: Well, I guess the — I guess you missed my point that we said that we would be happy to put a cash component in there. I guess what we would like to know is how many people would pay cash and until we have an opportunity to hear from you in some form, in some manner, I am just throwing it dark. I have no idea how many people want to take cash, okay and if they do, great, because we will buy stock back, the same thing that the CME doing. There is nothing magical about levering a huge cash flow business up to buy back its shares. That’s what the CME has proposed to do and we said we could do the same thing.
<Q>: What you want me — you want me to guess how many people or — what do you want? 2 billion, 3.5 billion — is that.
<A — Jeffrey Sprecher>: This, we can get a $3.5 billion line of credit, I could get that as part of the deal if you think that is an important piece. I think you are underestimating the combined cash flow of this company. That’s not a particularly big issue. What the big issue is there is no form for a third-party to hear about what you like to do.
<Q>: Good afternoon, my name is Ronald Manaster [ph] and I’ve been a Clearing Member since I was nine years of old when in 1974. And I appreciate what you have done however. Since where we spend 90% of our time talking about 1/13 of the investments we have, when we talk a little bit about the rest of it. Since I been a Clearing Member that long, I have some questions about you, I
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know you had a lot of experience integrating a firm that’s about in my estimation and it’s a quick estimation, about half the size of the [indiscernible], but my question is if you are wrong and you can’t integrate the thing when you said you are going to integrate it, and our plans across the street decide to put our products on New Electronic Trading platform, what you do have and what do we have? And should we be willing to make that bid?
<A — Jeffrey Sprecher>: Sure. Well, first thing I will tell you is that I’m willing to bid $150 million of value which would be about half of my holdings, because I believe that my colleagues have that capacity. So, I have done pretty well in investment in this company, and I would want to continue that. You moved your clearing to the CME in 10 months, okay. CME build out a clearing system for you in 10 months. Your management moved your execution to LIFFE CONNECT in 12 months. We are saying that we could as a $20 billion company build out a clearing solution in our estimation in 18 months. Your own Board has said it’s 24 months. So the dispute here is, is it 18 or 24. Not, is it possible. It’s how many months difference do we think this is going to take? Now, I’m in terms of competing with the CME, we compete with the CME Globex everyday, NYMEX has listed our products 43 on Globex. We’ve compete in the global energy arena and we have split market share with that company and grown faster frankly then the NYMEX has on Globex. And so, I don’t — I think that that what you are postulating is no different than what happened when Eurex came to town or LIFFE came to town, or when NYMEX won on Globex is that if the members want the liquidity to stay where it is at, it will stay where it is at, because you are the liquidity here, and it would only take you guys to move it. Well, I guess the promise that that you have promised that you have one-person you can sell too and I would say to you if that the case, you should get the best deal you can. And I would say to you, I’ve been able to get you a better deal than your managements been able to get for you.
<Q>: I would like to change the subject just for a moment. If our Board of Directors could not make a deal with you for whatever reason, and you decided to have a hostel takeover, could you give me a time line, where are we looking, could you make a formal offer to all shareholders within 30 days, within 60 days, 90 days and then how long would it all take?
<A — Jeffrey Sprecher>: Honestly I can’t answer that because for a couple of reasons. One is there’s security law issues about proxies and the other one is we wouldn’t want to necessarily lay out a roadmap for how we might proceed. It’s an evolving situation. We’re really interested in a deal. And I come here as an honest broker to try to deal with these issues with you all directly. We may not have it exactly right, we tried as best we can from reading your chat rooms, from talking to people that we know in the industry and what have you. So, it is not to say that we can’t fine-tune what we’re going to do, but we’re prepared to do the deal. We hope that as this evolves that you will think about it, talk to your Board and that there will be an opportunity for us to do a friendly deal. That was the spirit in which I sent the letter to Charlie and Bernie, and your Board, and that is the spirit that we still have today quite frankly.
<Q>: I would like to thank you for putting on the program that I came 400 miles to see what you’re addressing?
<A — Jeffrey Sprecher>: Thank you, sir.
<Q>: And I appreciate it. I would like to negotiate with you since nobody else wants to. On the CBOE deal, you put together with CBOE an amount of money or any equivalent value $600 plus million, $100 million. The question is are the full 1,400 or 1,300 whatever the number originally was going to be eligible at the time that the due date is to be paid off. If you want my vote because I’m eligible, I want you to pay me a pro rata of that amount of money whatever the number of participants is. I’m happy to go on a pro rata basis, but I’m not happy to sell for $500,000 when your guard asking me to leave money on the table?
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<A — Jeffrey Sprecher>: Right. I take your point and I say to you quite openly we have made the assumption that we’re going to spend every dollar we promised here. I just want to get into the right people and we want to get it to people that will encourage the Board and vote for our deal.
<Q>: I’ve only understood that it all closed. I have one other comment.
<A — Jeffrey Sprecher>: Yes, sir.
<Q>: I am rather old and —.
<A — Jeffrey Sprecher>: I am aging up here.
<Q>: Well, I am 78 and I have been a member of this exchange over 55 years. So, I have seen a lot of things come and go and go down. For us, older fellows, we would like to see more cash.
<A — Jeffrey Sprecher>: All right. Thank you sir.
<Q>: Hi. My name is Jeff Fornoki [ph]. Jeff, how would you address my concern that the offer you brought which has brought as all here today which is higher than the CME’s bid, is — your volumes have been exploding of course, but energy volatility which is your primary markets have been exploding. At the same time, the CME’s major markets, our interest rates and equity industries both are at more than 10 year lows in volatility. So, while the time your currencies, your profits are flying because of that volatility we know how that, what do you see in the future? I mean that could change very quickly. Again you see members here for 55 years. I’ve had my membership here for two decades like everyone here, we are not looking to cash out, some are perhaps, but where are we five years from now in the volatility picture?
<A — Jeffrey Sprecher>: Right. It’s a really good question. I am not a trader. I honestly do not how you guys make money, it fascinates me and I’m really just a business manager and but one thing, I know because we run markets as I believe that — I believe in the power of the markets and I believe the markets in buying ICE stock and in buying your stock and CME stock and every other exchange out there is making a prediction of its future earnings power. I think that what you see with the growth in my company is that the market is saying that there is a lot of growth left in this business and which is why you have seen this tremendous stock price in ICE. So bodes well. One of the great thing about trading energy and I think that it may increasingly happen in the AGS, which is partly why I think you have a great business is, that there is natural volatility. It is not like interest rates where everybody can sit around and figure out what the FED is going to do and if you get a million people eventually, you’ll have damp — you have so many people come to a consensus opinion that it takes the volatility out. We have natural volatility in energy. Every time Hezbollah fires a rocket, every time there is a hurricane, an earthquake, there is supply disruptions that are just a natural part of the fact that as the petroleum-based economy globally, there are the shocks that we cannot control. So that natural volatility just has worked great for electronic volatility speculators, which as you know, a lot of this black box type guys are really buying intraday volatility. It is natural to our products, we don’t see anything that would suggest that it is going to attenuate and we’ve done studies. There appears — we all have gotten used to $70 oil now, but there were periods here just in the last decade where we had $18 oil where was that for a couple of years. And even during that period, we had the same kind of high intraday volatilities that we have today. Our natural gas markets may be a $6 market and may open at $6 close at $6, but in the middle it may touch $7 and $5 and that’s just a natural part of our market that is driving a lot of volume growth on ICE. I think the AGS because they are going to become more connected to energy and also just, I think they are becoming more global generally, Agro business with more foreign trade and the growth of China and India is, I think those are fabulous products that are going to provide real volumes for us and you see it implicit in our stock price.
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<Q>: Kind of a two-part question. First part is that, you talked about some of the misconceptions that have floated around [indiscernible] and their intents. I’m sure you’re aware what are those misconceptions or perhaps not misconception is, is that really this is about a concern with the OTC market and how CME, CBOT combination would be such a profound competitor in that space. So, having said that and you’re just here to kind of disrupt that. Okay. So having said that, you have already said that you could make an offer with a significant cash component to it and would you also include in your offer a kind of standard 3% break-up fee payable by ICE, if in fact you didn’t perform after the offer is made? The second part of my question has to do with an integration issue, I think all of these things are kind of wedded together of course, and then as when those integrations went on between clearing and between platforms, the like, I am very close to the clearing side of things and served the governors with the current corporation of Board of Trade ago for quite a while. CME had 440 or 450 full-time IT professionals dedicated to the full enterprise and many, many, many dedicated to that integration. I asked around, I would like to hear what you have to say because I’m sure you know the number and perhaps I have been misled that you have 70 some odd IT professional, full-time that would be dedicated to this. Now, as somebody who is running the technology business, I know how precious these people are, how difficult it is to hire them, the Board of Trade experienced an absolute virtual destruction via hiring Anderson Consulting to do IT consulting rather than having in-house IT going back a number of years ago. So, if you could just kind of address those?
<A — Jeffrey Sprecher>: Sure, starting with the premise, I strongly disagree and I do it respectfully that the board of trade and the CME have not made any inroads whatsoever to the over-the-counter market. I don’t know anybody that thinks that somehow that’s going to change. We are the only exchange that’s been able to, in any meaningful way organize over-the-counter market, bring them to a clear screen and clear them and run them alongside of the futures market. So, it is odd to me that people say somehow we are protecting dealers when in reality, we are the ones that have organized the dealers up the best and brought that liquidity together. So, the premise of your breakup fee — I don’t understand, but notwithstanding I guess what you are asking is, would we near what the CME has in the deal? And I think the answer to that is sure, that’s what we put on the table basically, is that we would prepay the breakup fee and there would be a similar kind of deal with us with the breakup fee as well. In the IT, I think we probably have about 200 IT people. We are very different than the legacy exchanges in that we are very much Internet oriented, we built our platform in a different generation than the other people. It’s Java-based, it runs on Oracle, in talks to the Internet, it uses commodity “hardware”. In other words cheap Dell boxes. And so, we have been able to do with a much lower spend and with a much lower number of people what other exchanges, that really started building their platforms in the 70s and in the 80s have done with the legacy platforms that are admittedly much more complicated to build and maintain them. I wouldn’t be fooled by the numbers, I would just look at the results. And it’s partly why we have such a high operating margin is we just have a small aggressive staff, a very highly talented and highly compensated pay-per-performance type people. And we are not and did not come out of mutual exchange environment with all the technology. And you just see the difference in our footprint. Yes.
<Q>: Brett Hartman. There was a lot mentioned in the presentation about the future growth prospects in the OTC market. But very little mentioned about growth prospects in the regulated future industry. And as traders in a regulated market, I think we’re all concerned about our growth prospects as well as protecting our businesses we have.
<A — Jeffrey Sprecher>: Right.
<Q>: Especially in light of the fact that several big [indiscernible] love to see our business go OTC are shareholders in ICE. So my question then is, in order to protect our business, if we are to make up 51% of the combined ICDOT company, why do we get less than a third of the seats from the new board.
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<A — Jeffrey Sprecher>: Sure. We have a couple questions in there. Let me kind of break it down. First of all, my company only survives the same way your company survives, which is to bring people into organized markets with common rules. We do not want to see any business go through dark pools or in the OTC markets that I think you may be referring, where dealers take that business away from an organization nice market. Our OTC markets operate just like our futures market, and in fact, we petitioned the CFTC, and got approval that poor locals can access our OTC markets. And so, you see the operation of those markets look very much like the futures market, and you see a lot of individual professional traders that have moved into those markets. In addition, now the emergence of funds and fund money. So for you, I think if you look at ICE, as a trader, you would see more opportunity than you can imagine. One thing that you did not hear me say is I don’t really think that ICE brings a lot to what you have done with 10 year treasury futures, and the interest-rate futures. You have done a fabulous job. I mean, it’s an amazing company with amazing franchise. I do think that energy and ags will get together, and I do think that you are missing a huge part of the interest-rate complex that exists around the Board of Trade that could be brought from the dealers in the dark pool OTC market into organized market, and that would be our goal. Now the fact that I’m owned by major dealers, I don’t think it’s much different than your ownership, frankly. I mean, the people that backed ICE, it’s plenty, because like to flow out the names of these major banks, but nobody says, “Gee, American Electric Power was a major shareholders of ICE, I’m really worried about AEP, or I’m really worried about Duke Energy or Reliant Energy or El Paso Natural Gas, Oh! my God, they are member,” — of course, the major dealers are owners. We are in exchange, and we are in the heart of where they make a lot of money, which is in trading commodities and derivatives. So I’m really glad that these guys have held our spark. It is an endorsement of what we do. The worst thing that could happen would be that they get angry at you or at ICE, or anyone else and tried to go create a dark pool on their own, and take these markets out of an organized market. And that would be very valued destructed for ICE, and for the Board of Trade, and for anybody else that would anger the major liquidity providers. I guess, we try to be very customer-friendly, and keep the business in a central place. Keep the rules similar to what you have, so that you make sure that people show the market to the market, and that everybody has an opportunity to trade.
<Q>: I would like to follow-up on that question in terms of Board representation.
<A — Jeffrey Sprecher>: Yes.
<Q>: You do not allow the Board of Trade members to elect their own directors. The ICE Board selects the directors, and in fact, you would even allow the ICE Board to sell at Board of Trade directors that aren’t even a current member. Now, that’s the first part of the question. And I’ll let you answer that first, and then I’d go to technology.
<A — Jeffrey Sprecher>: Okay. I think what the proposed is that we would bring on Board of Trade members, stewards, governors, people that you would want to protect your member rights. And what we said was, and it has been mischaracterized that we would want them to be mutually agreeable, okay. I don’t want people joining the combined company Board that our hostile to the deal. I wouldn’t want to be an owner of a company that’s having a Board that’s having a fight. Right? I don’t know who is for or against ICE. So that gives you the opportunity to filter who we want to select to represent the Board of Trade. No, I didn’t say it gave me any opportunity.
<Q>: Well, it’s —.
<A — Jeffrey Sprecher>: There are — our proposal just puts a number of people — seats out there. It doesn’t put any bodies in those seats. Nobody has been identified. Nobody has suggested who should be sitting on that podium. If you have a strong suggestion who should be on there, I would love to hear it. Because you know what, no, anyone else has ever suggested a single name that should fill one of those seats. Believe me, the names that I select are never picked. So that’s not
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the issue. The issue is that the cumulative wisdom of this membership has the right to nominate Directors to serve on the board. And with the proposal, which you have, is that the ICE Board selects the members that will serve as Board of Trade representatives and they can be former members, not current members. Could you answer that please?
<A>: Yes. What we did is mirrored what was already out there in terms of the number of people and what have — we basically told your board — we don’t have any buyers about who should fill those seats. Give us some names and we should mutually agree on them.
<A — Jeffrey Sprecher>: The Intercontinental exchange proposal allows our nominating committee to select directors to serve on the New York Board.
<Q>: Okay. So, that isn’t you, right? That’s your board is going to pick them, right? And didn’t I say that I would suggest you that —?
<A — Jeffrey Sprecher>: The shareholders ratify it. You are going to ratify it, because if we have our way, your board is going to enter into a merger agreement that you are going to get the vote on. You as a group have a separate bowl of members that would have to approve any merger.
<A>: But that doesn’t elect directors on an ongoing basis.
<A — Jeffrey Sprecher>: It does elect here that would be directors, that would be there that would ultimately be elected to the board.
<Q>: That you select. There is no vote, that’s what your proposal says. I have read the proxy material.
<A>: Okay. I can’t unfortunately talk to you about anything that was said in this process. So I can’t, I am in a awkward position that I cannot defend the proxy materials that your board put out. Okay? I can’t tell you what was said in private negotiations with your board. Because I find the confidentiality agreement, if you feel strongly about five people that you think should go on that board, I would love to hear their names. They might be great people. I don’t know. I don’t even know the people on your board, I couldn’t tell you today the names of the members of your board of directors. So there was no slight of hand, no bias. We never got to the point where any people were ever selected or chosen other than the fact that we’ve had rejected the notion that somehow that you are going to put the majority of people on a merger proposal that we put in where we are paying you the merger premium. If you guys want to take the 2 billion offer your deal, give it to my shareholders, we probably have a different conversation.
<Q>: Can I ask a second question?
<A>: Please.
<Q>: Okay. On technology, it was raised as an issue that what if you are wrong on the 18 months integration process — you have suggested that the board of trade has been partial in terms of their judgment by selecting 24 months as an integration process when in fact Computer Sciences Corporation, which is the Board’s consultant recommended that 24 months is even aggressive as well and it could be greater, so now what we’re looking at is a window where our technology providers, the mercantile exchange per clearing and life for the trading platform will become our competitors. And we will have a significant advantage for at least six months, which is a lifetime. Now—.
<A>: What I said to you is I — that we think it’s 18 and your people say it is 24.
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<Q>: No, Computer Sciences Corporation says 24.
<A>: Yes, they were hired by your people. Right?
<A>: Well, I can speak to Computer Sciences Corporation, because I worked on Project A [ph] and I helped develop it and in fact a member of your Board, Dr. Sandor shared a committee of the Board of Trade, where Computer Sciences Corporation effectively evaluated against the Board’s wishes that Eurex’s technology was inferior to what LIFFE CONNECT had and what the Board of Trade had at the time?
<A — Jeffrey Sprecher>: I would just say to you again. If no one else other than the CME is capable of integrating your business, then you should probably just cut the best deal you can with the CME. And I would say to you that it is not going to be much of an auction. I do not how you’re going to unlock the highest price when you have said it just goes the 1%. I read all the time people are saying should we invite in Deutsche Board, should we invite in NYSE, should we look for other opportunities, anyone is going to have merger integration issues. We’re talking about a difference of six months in our view. And by the way, I think great pride that somebody says that it will be aggressive. That’s what we’re. I mean, has anyone ever suggested that anything that ICE has done in this process has not been aggressive?
<Q>: But you are being aggressive with our business?
<A — Jeffrey Sprecher>: No, our combined business, our combined business. I am asking my shareholders to take that same risk, and I’m prepared to take the same risk. I wouldn’t prepare to put much more money in that risk than I am asking anyone of you to do, because I believe it.
<Q>: Then why isn’t your platform already upgraded to handle the 6 million contracts a day we do instead of the 193,000 contracts you do a day?
<A — Jeffrey Sprecher>: I guess what I have said to you is that we believe that we can integrate your business in 18 months. I stand by the statement. I do know what else I can say to you other than we have done extensive work on this, extensive due diligence. And our view is it is an 18-month process.
<Q>: Thanks.
<A — Jeffrey Sprecher>: Thank you.
<Q>: My name is Tom Millers [ph], and I want to know, can you tell us in your opinion why you think our Board is endorsing the CME’s deal rather than yours?
<A — Jeffrey Sprecher>: No. I only know what I read, which is the same as what you read, which is in black and white. So, I don’t need to paraphrase it.
<Q>: My name is John Kelly [ph].
<A — Jeffrey Sprecher>: Hi, John.
<Q>: You currently allow third-party software vendors to write to your API, and with the plans to roll out new options trading platform, will that also be open to third-party software vendors? And as a follow-up to that, the whole integration process seems to be the major debating point and the risk involved in that, what would you do to help third-party software vendors during the integration process?
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<A — Jeffrey Sprecher>: First of all, yes, in fact, I think more than anything, you’d really need third-party vendors to do options because it has really been the third-parties that have provided a lot of the functionality that the exchanges have benefited from frankly. Our plan is to, first of all, you have a really good management team here, and a really good employee pool. And one thing that you cannot take away from these people is their integration capabilities. They have moved platform seamlessly, and they have moved clearing seamlessly. And they did that by a lot of customer interface, a lot of handholding. We all know underneath that it was very, very messy, but it happened almost seamlessly because of the work that those people did. We would ask those people to do the exact same thing. Move the clearing and move the technology in the way they have done in the past, and I think there owed a lot of gratitude. I really believe that your people are some of the best executors in the business, and part of our thinking and what we’re talking about levering off of that experience.
<Q>: Could I ask you one more thing? I have heard that there is an exclusive arrangement for the OTC part of your business. Would that — if that’s true would that be eliminated and will you allow other third parties to write to the OTC platform?
<A>: Yes. I know what you are referring to. That is actually not an exclusive, but what we are required to do by the CFTC is that I have to confirm the status of any individual that trades OTC to make sure that they comply with the capabilities that they can’t trade. So, we are not able to sort of broadly distribute the OTC market except to vendors that allow us to have the user IDs and passwords and sort of interface with our technology in a more intimate way so that we can control those people.
<Q>: [indiscernible].
<A>: Yes. What we end up doing is sitting down with individual members, vendors and working out those details and it really just so happens that I think there is two provided in the interface that we have to ICE is a little different than — than what you see in future just because the traders are not anonymous to us and we have much more direct interface even though they are coming through a third party. But, if you have a specific issue, my colleagues here will be glad to talk to you privately about it.
<Q — Jim Schwarz>: Yes. I just want to reiterate — I am Jim Schwarz a member of the Board of Trade. I just want to reiterate something has been brought up a few times, I want to take the feedback and not forget this. I really feel the views of the membership audit, the $500,000 settlement for their total CBOE right is just not going to do it. And I think you’ve got a very like Brodsky who is selling intransigent and won’t move on a thing. So, I think it is pretty clear why you moved on this, it is thrill to get off to $250,000 and I don’t think anybody here, any full board member would be well advised to accept that for the rights. The language of the agreement when the two exchanges split was clear in a full Board of Trade member upon demutualization of the CBOE is entitled to a full equity share. And I know that anybody here is expected a full share, but if you feel what the CBOE is probably going to be worth if and when they go public then let’s not forget they are not going to go public, if we don’t make this deal. And if it takes some two or three years and I miss this climate, who knows what they are going to get. But if they go public now, our 500,000 would probably represent less than 15% of their value. And I think we have to be nuts to do that and I just want you to understand and realize this is out there and like Tom Moore [ph] said, this is not a dealmaker, this is probably more of a deal breaker.
<A>: And I’m just repeating it because I feel very strongly about it and again, it is pretty obvious why you are able to get Brodsky to move so quickly.
<A>: Well, I think.
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<Q — Jim Schwarz>: It would be nuts not to.
<A>: I think one point though that you are not giving ICE credit for is that we proposed a merger structure that in our minds better protect the exercise right. Okay? So he had more of a reason to come to the table with us and by the way, I mean I said the Bill, frankly I carried in a stick. The good news is, I’ll come to the table with it, the bad news is if you don’t come up with a settlement, I am going to do everything I can to protect the exercise right including coming up with a very, very complicated merger structure that protected the Board of Trade so that it completely undermined the arguments that they were going to make to the SEC and I did that because I felt that this was a valuable right for you.
<Q — Jim Schwarz>: I appreciate you. I certainly appreciate the effort, and if you understood I said. My anxiety was not with the effort, my anxiety is with your result. And I just don’t think that you came close to the value. I appreciate that you’re trying to protect your rights, because I know you are an honest broker. You told me that. So I have no doubt you’re trying to protect our right, and that’s what you are concerned with. I just like a little more money, and I think most of the members would do.
<A — Jeffrey Sprecher>: All right. Fair enough. Thank you, sir.
<Q>: Yes. My name is John Ward [ph], and I know we discussed — it came up earlier the trading right currently, and the fees, reduced fees for the trading rights. Will there be reduced fees for trading rights? Because of not, there would certainly dilute the value of our seat entirely, and if that is the case, will they are being in a kind of stock allocation any kind of seat that you currently hold?
<A — Jeffrey Sprecher>: Right. I think what we proposed is exactly what the CME proposed, which is to not make any changes for two years without the approval of five directors that would represent the Board of Trade and interest, however, they are selected and whoever they are. But assume that they are there to protect the Board of Trade’s interest. I just say to you that just parroting what you have already agreed, you Board has already agreed to. I personally don’t think it’s a very efficient way to protect our rights that you may find valuable, and you might find them valuable longer than two years frankly. So we ought to just get on the table what those rights are, figure out what discounts should be in some long period of time, and put it in bylaws or in the merger agreement in a manner that protects member right. They are valid rights, they obviously trade, memberships trade in the marketplace, and have a value. So management, I mean, I’m trying to get the most value I can from you, and for my shareholders and a combined deal that works. I have no interest in destroying value, in fact, just the opposite. My editorial comment is, I think the deal that’s on the table is kind of clumsy from an operational standpoint. Unfortunately, I don’t have anyone to negotiate that with. I don’t even — your rights are imbedded in pages and pages of documents, and minutes, and history, and for an outsider to come and even understand what’s important to you is a daunting task. And I’m confident that we don’t, at ICE, understand the elements of that that are important to you. All I can see is that it looks like overtime is going to be discounts, and in some way, that ought to be reflected if that’s what the essential element is.
<Q>: Hi, Jeff. My name is John McKerr [ph]. I’m also a full member grain trader. And you were looking for feedback on what we thought might get the deal done, and I would like to give you a one man’s opinion.
<A — Jeffrey Sprecher>: Sure, please.
<Q>: And it’s not too far away from what you got out there. Myself, I would like to see the CBOE settlement, the 500 in all CBOE pre-IPO stock. I would like the third in cash, and I also would like to see you monetize my trading right, because I think that motto is going in the way of the Horse and
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Buggy, and I think the grain traders our short of the full members, they are short of in an onerous position, being for us to have a $600,000 asset to trade. So that’s my opinion.
<A — Jeffrey Sprecher>: Great. Well thank you sir.
<Q>: Yes Jeff, this is Michael Lazzeroni. You keep saying you made the CME deal as opposed to our B shares. We’re here — I don’t think we’re — everybody here was not too happy with it and that’s why we’re here. Why can’t you — there is 1,400 members, why can’t you come over there oppose as a guarantee that’s the fee differential for ever? I mean out of the millions of traders that are in the world, for 1,400 people why can’t you just, is it that big of a deal? I think that would — it is more important than this Siebel, right, and I think a lot of people would be more intended to go with ICE if you could come up with something that would guarantee that co-right of ours.
<A — Jeffrey Sprecher>: Okay. To answer your question, can we come up with something, sure. We just haven’t had anybody to give us any feedback as to — for all we knew, what your Board had agreed to with the CME may have been the absolute greatest thing that you are doing cartwheels over and this has been really our first opportunity to talk to you directly about it. I have my own view which I have expressed, which I don’t think — I don’t think that that accomplishes what I would want if I was in your position, personally. But, I’m not in your position so I am more than happy to take a different look at it. We had these issues obviously in our other exchanges and have dealt with them and there is no one way but they ought to just be identified, put on the table and reasonable people agree to it as far as I’m concerned.
<Q>: Well, if you can work that out, I mean you would get my vote.
<A — Jeffrey Sprecher>: Thanks.
<Q>: The CME is — I don’t think that they want to give us that.
<A — Jeffrey Sprecher>: Well, they are — if you remember they are constrained and that they have their own group. So, what they give you is going to be hard not to give the other guys.
<Q>: That doesn’t concern me. I’m okay with the other guys.
<A — Jeffrey Sprecher>: Well, I am just telling you — as a product of negotiation I can somewhat understand how they got to what they got. We are different people but I don’t have anyone to negotiate with. And I appreciate that you have given us feedback.
<Q>: I have some — I have a memory back of 2003, back when our [indiscernible] were trading 350,000 and we had a threat of Iraqs [ph]. One of the things that help us to beat and overcome Iraqs was the common clearing and the cross margining which has brought up the volume — a fair amount in the financials, and now with this proposed new company, how are you, as CEO, going to deal with that being gone and the fact that the CME is now our very nice partner with us now going to be a competitor, an enemy?
<A — Jeffrey Sprecher>: Well, you know what we’re going to do, we are going to go compete with them. We are going to show them who’s got the better exchange and — and we are going to do real well because I told you one of the great strengths you have is the notion of membership. Nobody is going to move your products unless it’s you and I don’t know why you would want to do that given that you are a 160-year history that I think a lot of people have pride in and certainly a lot of people have equity in.
<Q>: Well, wouldn’t you say that the lack of cross margining would be anti-productive for volume?
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<A — Jeffrey Sprecher>: No. Because we don’t have cross margining today with NYMEX, and yet the two of us together are growing faster. I think because of each other, we are very competitive. It has created a lot of volume and inspires my people to go to work today. I’m sure it inspires NYMEX to go to work today, every day and come up with creative ideas, and that’s we do well in that environment. I think board had trade well too. In a way where you’ve lost that to me and I’m not trying to be critical, I’m just as an outsider, all just fighting with a Cebu and fighting with your wan clearinghouse and not settling on a platform today in 2007, you really need a platform, you need clearing, and you need to be reinvigorated and go out and takes some names, because this is really with the world’s greatest exchange and I think you’re about just far away from being that again, and I’d like to be a part of it, because I think it’s going to create a lot of value, I’d like to have a piece of that.
<Q>: Hi, Jack Morowitz [ph]. You got the worst and the best of us, that’s what you asked for. I think that you begun to address issues that we care about. We care about the price for our A shares, we care about our B shares, we care about our extra size rate, we’re worried about who’s going to make decisions about our future. Many of us still make you living down on the floor. We are aware of the competitive nature of electronic trading. I guess my question is where we go from here? You’ve said you want a feedback from us. You’ve got a need for it. You said you want to negotiate with us about issues that we bring up that you don’t happen to have the magic solution for except for the price. Who’s going to negotiate which you? How do we get from here? Well, I believe that our Board of Directors has not going to negotiate with you unless there is a novalt on the CME thing. I don’t have to legally barred or if they are just not going to do it. But how do we get from here to closer to resolving our issues and anxieties between now and July 9, or how do we get closer — close July 9? I want to be practical. You want to negotiate, I want to negotiate. Let’s have a deal.
<A — Jeffrey Sprecher>: Great, thank you. Well, I guess I would say to you that — that you are represented by your Board and they are here to represent you in the proper form, I think is for you to talk to your Board. That being said, it is hard for me and this is my view as a manager, I can’t believe anybody would hold the vote that they thought they were going to lose, because that would have serious reprecautions on that image and views of their companies with a failed merger vote in the capital markets. And so, I think there will be a sense of how this is going to play out well before your member vote, because while I’ve not met you all, I have met other traders and I’ve not found them to be shy, and I suspect that you all will make your collective views known and that management will have a collective view of what should be done, and if they are really serving your needs they’ll do the right thing, that’s what I certainly do for my shareholders and I talk to them all the time, and they are not shy about telling me what I should be doing, and they are not even traders frankly. So, I really think that the best thing to do is work through the Boards. Where we — while that looks like we are in — what do they call uninvite — unsolicited ICE proposal, nonetheless a failed solicited proposal would be worse than dealing with an on invited ICE proposal. Well, let me just — I’ll take one more question. I know — I’ve got to note here that a lot of people would like to break into some small groups. And so maybe after this question, we will do that. And I’m certainly anxious to stay and I have had colleagues sit here patiently wanting to help get to know you all. So, please —.
<Q>: I have heard every comment. I have heard that from advice from both the CME and the Board of Trade that your stack is a bad currency and we should know net, we should get a strong currency. I have been watching your stack, since it came out, but in particular for the last three or four months, and I can’t figure out why is it your stock going down, if it is such a bad currency?
<A — Jeffrey Sprecher>: Well, there is so graph here. And for those that are listening, it is in the member pack. And you can see that as of yesterday the CME’s stock was up 3.6% year-to-date and we were up 37.8%. So, you witness that. And with the passage of time, you will continue to see that in my view because I have a lot of growth opportunities ahead of it. I appreciate you making
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that point because I believe in markets and I suspect you all do to and I don’t think that a $10 billion worth of market value can be that wrong.
<Q>: Great.
<A — Jeffrey Sprecher>: Well, thank you all for coming. I appreciate your patience.
Forward-Looking Statements - Certain statements in this transcript may contain forward-looking information regarding IntercontinentalExchange, Inc., CBOT Holdings, Inc., and the combined company after the completion of the possible merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the merger transaction involving ICE and CBOT, including future strategic and financial benefits, the plans, objectives, expectations and intentions of ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of ICE’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ materially from those expressed or implied in such forward-looking statements regarding the success of the proposed transaction: the failure of CBOT to accept ICE’s proposal and enter into definitive agreements to effect the transaction, the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; superior offers by third parties; the requisite approvals provided for under the Agreement dated May 30, 2007 by and between ICE and the Chicago Board Options Exchange (“CBOE”), and the performance of the obligations under such Agreement; the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of ICE or CBOT stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in ICE’s filings with the Securities and Exchange Commission (the “SEC”), including ICE’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on February 26, 2007 and ICE’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as filed with the SEC on May 4, 2007.
You should not place undue reliance on forward-looking statements, which speak only as of the date of this transcript. Except for any obligations to disclosure material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this transcript.
Important Information About the Proposed Transaction and Where to Find It:
This material relates to a business combination transaction with CBOT proposed by ICE, which may become the subject of a registration statement filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus that CBOT and ICE would file with the SEC if any agreement is reached or any other documents which ICE may send to stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. ICE intends to file a proxy statement in connection with the special meeting of CBOT stockholders and the special meeting of the members of Board of Trade of the City of Chicago, Inc. (the “Exchange”), both scheduled for July 9, 2007, at which the CBOT stockholders and Exchange members will consider the CBOT merger agreement with CME and other related matters. CBOT stockholders and Exchange members are strongly advised to read that proxy statement and other related documents when they become available, as they will contain important information. Investors will be able to obtain a free copy of the proxy statement with respect to the special meeting and the proxy statement/prospectus, if and when such documents become available, and related documents filed by ICE or CBOT without charge, at the SEC’s website (http://www.sec.gov). Copies of the definitive proxy statement with respect to the special meeting and the final proxy statement/prospectus, if and when such documents become available, may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation:
In addition to ICE, all of the directors of ICE may potentially be participants in the foregoing proxy solicitations. The following officers and employees of ICE may also potentially be participants in the foregoing proxy solicitations: Jeffrey C. Sprecher (Chairman and Chief Executive Officer), Charles A. Vice (President, Chief Operating Officer), David S. Goone (Senior Vice President, Chief Strategic Officer), Scott A. Hill (Senior Vice President, Chief Financial Officer), Edwin D. Marcial (Senior Vice President, Chief Technology Officer), Johnathan H. Short (Senior Vice President, General Counsel and Corporate Secretary), Richard V. Spencer (Vice Chairman), Kelley L. Loeffler (Vice President, Investor Relations and Corporate Communications), Andrew J. Surdykowski (Vice President and Assistant General Counsel), Thomas W. Farley (President and Chief Operating Officer, NYBOT) and David J. Peniket (President and Chief Operating Officer, ICE Futures).
You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 26, 2007 and in ICE’s proxy statement for its 2007 annual meeting of stockholders, filed with the SEC on March 30, 2007.
Other than 1,000 shares of CBOT Class A Common Stock owned by ICE and 22 shares of CME Class A Common Stock owned by Charles R. Crisp through a managed account, neither ICE nor any of the other potential participants in either of these proxy solicitations has any interest, direct or indirect, by securities holdings or otherwise, in CBOT Holdings, Inc. or Chicago Mercantile Exchange Holdings Inc. None of the potential participants will receive any special compensation in connection with either of these proxy solicitations.
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